Exhibit 11.1

HUNTER MARITIME ACQUISITION CORP.

CODE OF ETHICS

(as adopted on November 14, 2016)

The Board of Directors of Hunter Maritime Acquisition Corp. (the "Company") has adopted this Code of Ethics (the "Code"), as amended from time to time, for all entities controlled by the Company and all of the Company's employees, directors and officers ("Employees"). All Employees (including any Employees that are hired in the future) are required to read and understand the Code and certain Employees will be required to provide a certification to that effect.

I.	Conflicts of Interest

A conflict of interest occurs when an Employee's private interests interfere, or even appear to interfere, with the interests of the Company as a whole.  While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits.  Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Conflicts Committee or counsel to the Company immediately.

II.	Corporate Opportunities

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise.  Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position and must not use Company property, information or his or her position for personal gain.

Until the earliest of (i) the Company's initial business combination (as such term is defined in the Company's initial registration statement filed with the Securities and Exchange Commission (the "SEC")), (ii) liquidation, or (iii) such time as such Employee ceases to be an officer or director of the Company, each Employee must first present to the Company for its consideration, prior to presentation to any other entity, any business opportunity suitable for the Company, in view of the Company's operations at such time, and presented to such person solely in his or her capacity as an officer or director of the Company, subject to any other fiduciary or contractual obligations such officer may have.

III.	Confidentiality and Privacy

It is important that Employees protect the confidentiality of Company information.  Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers.  Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions.  Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment.  The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

IV.	Honest and Fair Dealing

Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees.  No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.  Honest conduct is considered to be conduct that is free from fraud or deception.  Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

No bribes, kick-back arrangements or other similar payments and benefits, directly or indirectly, shall be paid to employees of suppliers or customers.  These requirements include any payments on behalf of the Company to government officials of any government at any level, employees or other representatives of government owned businesses, and political candidates or parties.

The Company will seek to identify and eliminate all facilitation payments.  This also applies to any payments made by representatives or agents of the Company in connection with Company business.

 All payments must comply with the Company's financial procedures for the approval and recording of payments, and must be submitted to the appropriate level of management for review in accordance with the Company's financial control procedures.

V.	Protection and Proper Use of Company Assets

The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees.  This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information).  Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company's profitability.  If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

VI.	Compliance with Laws, Rules and Regulations

It is the Company's policy to comply with all applicable laws, rules and regulations.  It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's outside legal counsel.

VII.	Improper Influence on Conduct of Audits

No Employee, or any other person acting under the direction thereof, shall directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any public or certified public accountant engaged in the performance of an audit or review of the financial statements of the Company or take any action that such person knows or should know that if successful could result in rendering the Company's financial statements materially misleading. Any person who believes such improper influence is being exerted should report such action to such person's supervisor, or if that is impractical under the circumstances, to any of our directors.

VIII.	Anti-Corruption and Anti-Bribery

Anti-corruption and anti-bribery laws ("Anti-Corruption Legislation"), including the U.S. Foreign Corrupt Practices Act, prohibit the Company and its employees and agents (and generally any person performing services on behalf of the Company) from offering, promising or giving money or any other item of value to win or retain business or to influence any act or decision of a third party and, in some cases, regardless of whether such third party is a public official. Violation of Anti-Corruption Legislation is a crime that can result in severe fines and criminal penalties for the relevant individual, the Company, its management and directors. The Company takes compliance with the Anti-Corruption Legislation very seriously. Employees with specific queries on Anti-Corruption Legislation should contact the Company's outside legal counsel.

IX.	Securities Trading

Because we are a public company, we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities.  Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.

Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities.  In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information.  If you have any doubt as to whether you possess material nonpublic information, you should contact your manager and the advice of legal counsel may be sought.

X.	Disclosure

Employees are responsible for ensuring that the disclosure in periodic reports and documents that the Company files with, or submits to, the SEC as well as in other public communications made by or on behalf of the Company, is full, fair, accurate, timely and understandable.  In doing so, Employees shall take such action as is reasonably appropriate to (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

Employees will not knowingly (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiary's, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel.

XI.	Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver.  Waivers of the Code may only be made by the Audit Committee of the Board of Directors of the Company (the "Audit Committee") and will be disclosed by the Company.

XII.	Internal Reporting and Accountability

The Audit Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret the Code in any particular situation. Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code. Any Employee who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Audit Committee promptly. Failure to do so is, in and of itself, a breach of this Code.

The Audit Committee will take all appropriate action to investigate any breaches reported to it. Upon determination by the Audit Committee that a breach has occurred, the Audit Committee will take or authorize such disciplinary or preventative action as it deems appropriate, after consultation with the Company's internal or external legal counsel, up to and including dismissal or, in the event of criminal or other serious violations of law, notification to the SEC or other appropriate law enforcement authorities. The Company will not retaliate or discriminate or allow retaliation or discrimination for reports by Employees made in good faith.